FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	…………………………………………………… ,	2012

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 10, 2012	….	By ……/s/…… Toshihide Aoki………
(Signature)*

Toshihide Aoki
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the second quarter ended June 30, 2012

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the second quarter ended

June 30, 2012

CANON INC.

Tokyo, Japan

CONTENTS

			Page

I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	2

II	The Business

	(1)	Risk Factors	3

	(2)	Significant Business Contracts Entered into in the Second Quarter of Fiscal 2012	3

	(3)	Operating Results	3

III	Company Information

	(1)	Shares	8

	(2)	Directors and Executive Officers	11

IV	Financial Statements

	(1)	Consolidated Financial Statements	12

	(2)	Other Information	40

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outrages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I.    Corporate Information

(1)    Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Six months ended June 30, 2012	Six months ended June 30, 2011	Three months ended June 30, 2012	Three months ended June 30, 2011	Year ended December 31, 2011

Net sales	1,728,445	1,675,765	899,205	836,574	3,557,433

Income before income taxes	178,269	163,659	85,545	81,627	374,524

Net income attributable to Canon Inc.	113,252	109,323	51,714	53,861	248,630

Comprehensive income	127,606	131,884	(6,321)	37,266	159,081

Canon Inc. stockholders’ equity	-	-	2,499,617	2,645,115	2,551,132

Total equity	-	-	2,658,194	2,810,730	2,713,667

Total assets	-	-	3,861,436	3,994,744	3,930,727

Net income attributable to Canon Inc. stockholders per share:

Basic (yen)	95.26	89.16	43.71	43.99	204.49

Diluted (yen)	95.25	89.16	43.71	43.99	204.48

Canon Inc. stockholders’ equity to total assets (%)	-	-	64.7	66.2	64.9

Cash flows from operating activities	201,967	190,825	-	-	469,562

Cash flows from investing activities	(111,777)	(73,308)	-	-	(256,543)

Cash flows from financing activities	(187,541)	(126,434)	-	-	(257,513)

Cash and cash equivalents at end of period	-	-	674,047	848,619	773,227

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S.GAAP.

Canon (consisting of the Company, 278 consolidated subsidiaries and 10 affiliates accounted for using the equity method, collectively, the “Group”) is engaged in the development, manufacture, sale and service primarily in the fields of office, imaging system (formerly consumer), industry and others. No material change in Canon’s business has occurred during the six months ended June 30, 2012.

No additions or removals of significant group entities have occurred during the six months ended June 30, 2012.

II.     The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken houkokusho) of the previous fiscal year.

(2)	Significant Business Contracts Entered into in the Second Quarter of Fiscal 2012

No material contracts were entered into during the three months ended June 30, 2012.

(3)	Operating Results

Looking back at the global economy in the first half of 2012, in Europe the debt crisis increased in severity while in the United States the pace of recovery remained modest due to such factors as a delay in the improvement of employment conditions. In China, India and other emerging economies, growth in exports and investment slowed somewhat while in Japan domestic demand grew steadily. As for the global economy overall, due to an increasing sense of a slowdown, growth has been moderate.

As for the markets in which Canon operates amid these conditions, within the office equipment market, while demand for color multifunction devices (MFDs) continued to grow, the laser printer market cooled down, mainly in Europe. Demand for interchangeable-lens digital cameras (formerly referred to as digital single-lens reflex (SLR) cameras) grew steadily in all regions while the market for compact digital cameras contracted more than expected, mainly in developed countries. Demand for inkjet printers remained relatively unchanged from the previous year. In the industry and others sector, while sales of semiconductor lithography equipment, used in the production of NAND flash memory chips and digital imaging sensors, recorded solid growth, demand for flat-panel-display lithography equipment (formerly called liquid crystal display (LCD) lithography equipment) for the manufacture of large-size LCD panels remained sluggish.

The average values of the yen during the second quarter and first half of the year were ¥80.09 and ¥79.92 to the U.S. dollar, respectively, year-on-year appreciations of approximately ¥1 and ¥2, and ¥102.34 and ¥103.41 to the euro, respectively, year-on-year appreciations of approximately ¥15 and ¥12.

[Second-quarter results]

Despite such negative factors as the global economic slowdown triggered by the situation in Europe and the sharp appreciation of the yen, Canon continued efforts to expand sales mainly for products such as interchangeable-lens digital cameras and office equipment, leading to second-quarter net sales of ¥ 899.2 billion, an increase of 7.5% from the year-ago period. Despite the positive effects of ongoing cost-cutting efforts, the gross profit ratio for the second-quarter declined by 1.1 points to 48.9% from the year-ago period due to the significant impact of the strong yen and product mix. Gross profit for the second-quarter totaled ¥439.9 billion, a year-on-year increase of 5.1%. Owing to Group-wide efforts to thoroughly reduce spending, operating expenses for the quarter increased by just ¥7.2 billion from the corresponding period of the previous year. Consequently, second-quarter operating profit rose 18.1% to ¥92.6 billion. Other income (deductions) decreased by ¥10.3 billion for the second-quarter from the year-ago period while income before income taxes increased 4.8% year on year to ¥85.5 billion. Net income attributable to Canon Inc. decreased by 4.0% to ¥51.7 billion for the quarter due to an increase in the effective tax rate.

Basic net income attributable to Canon Inc. stockholders per share for the second-quarter was ¥43.71, a decrease of ¥0.28 compared with the corresponding quarter of the previous year.

(3)	Operating Results (continued)

[First-half results]

Despite a decline in first-quarter net sales due to the increased severity of the debt crisis in Europe and the sharp appreciation of the yen, net sales for the six months ended June 30, 2012 increased 3.1% year-on-year to ¥1,728.4 billion, owing to efforts to expand sales mainly for such products as interchangeable-lens digital cameras and office equipment. Despite the positive effects of cost-cutting efforts, the gross profit ratio for the first half declined by 1.1 points to 48.1% from the year-ago period due to the significant impact of the strong yen and product mix. Gross profit for the first six months totaled ¥830.8 billion, a year-on-year increase of 0.7%. Operating expenses for the six months ended June 30, 2012 decreased by ¥8.3 billion owing to ongoing Group-wide cost-cutting activities from the first quarter. Consequently, operating profit for the first half of the year increased by 8.9% to ¥175.3 billion. Other income (deductions) increased 0.2 billion for the first six months of the year while first-half income before income taxes increased 8.9% year on year to ¥178.3 billion. Net income attributable to Canon Inc. increased by 3.6% to ¥113.3 billion for the first six months of the year.

Basic net income attributable to Canon Inc. stockholders per share for the first half was ¥95.26, a year-on-year increase of ¥6.10.

(3)	Operating Results (continued)

Looking at Canon’s first half performance by business unit, within the Office Business Unit, amid the admirable sales performance of color MFDs led by the imageRUNNER ADVANCE C5000/C2000 series, sales volumes of MFDs increased across the world from the year-ago period. In addition, sales of imagePRESS C6010/C7010VPS-series color MFDs for production printing, machines that were jointly developed by Canon and Océ, contributed to increased sales, particularly in Europe. As for laser printers, sales volumes declined mainly in Europe and in the United States from the corresponding period of the previous year due to worsening business sentiment. Consequently, combined with the appreciation of the yen, first-half sales for the segment totaled ¥891.9 billion, declining 5.8% year on year. Likewise, operating profit for the six months decreased by 9.5% to ¥111.2 billion.

Within the Imaging System Business Unit (formerly the Consumer Business Unit), demand for interchangeable-lens digital cameras continued to display solid growth around the globe as sales volumes grew significantly year on year, led by the entry-model EOS Digital Rebel T3i (EOS 600D), along with the EOS 5D Mark III and EOS 60D advanced-amateur models. Furthermore, the professional-model EOS 1D X, released in June this year, has proved popular, further contributing to sales. As for compact digital cameras, models launched this spring offering high image quality and networking capabilities have supported healthy sales growth. In addition, the Cinema EOS System lineup of professional cinematography products, targeting Hollywood and the broader motion picture and television production market, has enjoyed a steady increase in sales. With regard to inkjet printers, sales volumes declined as the effects of the previous year’s flooding in Thailand on production continued to be felt through February this year. On the other hand, the inkjet product lineup has been further enhanced through the introduction of such models as the PIXMA MX890 series of office inkjet all-in-one printers and the PIXMA PRO-1 professional photo inkjet printer. Accordingly, first-half sales for the Imaging System Business Unit increased by 13.7% year on year to ¥673.2 billion while operating profit increased by 20.6% to ¥102.7 billion.

Within the Industry and Others Business Unit, i-line steppers have performed well among semiconductor lithography equipment, fueled by growing demand for smartphones and tablet devices. As for exposure systems used in the production of flat-panel displays, despite sluggish demand for large-scale LCD panels, unit sales have increased compared with the year-ago period. Consequently, first half sales for the segment increased by 13.7% to ¥208.1 billion while operating profit totaled ¥10.3 billion, a decrease of 9.7% from the year-ago period.

(3)	Operating Results (continued)

First-half results by major geographic area are summarized as follows:

Japan

Owing to the recovery from the aftermath of the earthquake along with the acquisitions of domestic companies, net sales in Japan for the first half increased by 9.0% from the year-ago period to ¥1,348.8 billion. Operating profit decreased 5.0% year on year to ¥173.2 billion for the first half.

Net sales outside Japan, declined in Europe due to the effects of the strong yen and harsh business environment in Europe, on the other hand, solid growth of interchangeable-lens digital cameras contributed to sales increase in Asia-Oceania.

Americas

Despite the sharp appreciation of the yen against the U.S. dollar, owing to the sales growth of interchangeable-lens digital cameras, sales for the six months increased by 1.9% from the year-ago period to ¥460.2 billion. Operating profit for the first half totaled ¥8.6 billion, an increase of 94.1% year on year.

Europe

Sales for the first half decreased by 7.7% from the same period of the previous year to ¥505.5 billion, due to the severe appreciation of the yen against the euro and cooled down market in laser printers caused by the harsh business environment. Operating profit in Europe decreased by 10.5% year on year to ¥16.7 billion for the six months.

Asia and Oceania

Sales increased by 16.3% to ¥770.3 billion for the first half due to solid growth in emerging economies, including sales growth in interchangeable-lens digital cameras. Operating profit in Asia and Oceania increased 32.6% to ¥32.1 billion for the six months.

(3)	Operating Results (continued)

Cash Flows

During the first half of 2012, cash flow from operating activities totaled ¥202.0 billion, an increase of ¥11.1 billion compared with the year-ago period, mainly because cash outflow from inventories decreased owing to the effects of optimized inventory levels facilitated by the recovery following the previous year’s flooding in Thailand. Due to ongoing capital investment focused on boosting production, cash flow from investing activities increased ¥38.5 billion year on year, totaling ¥111.8 billion. Accordingly, free cash flow totaled ¥90.2 billion, a decrease of ¥27.4 billion from the previous year.

Cash flow from financing activities recorded an outlay of ¥187.5 billion, largely arising from the dividend payout and repurchases of treasury stock. Owing to these factors, as well as the negative impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥99.2 billion year on year to ¥674.0 billion.

Management Issues to be Addressed

No material changes or issues with respect to business operations and finance have occurred during the six months ended June 30, 2012.

Research and Development Expenditures

Canon’s research and development expenditures for the six months ended June 30, 2012 totaled ¥149.4 billion.

Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the first half of 2012.

(2)	Prospect of Capital Investment in the First Half of Fiscal 2012

The new construction of property, plant and equipment, which had been in progress as of December 31, 2011 and was completed during the first half of 2012, is as follows:

Name and location	Principal activities and products manufactured	Date of completion
Hita Canon Material Inc. Oita, Japan*	Components for toner cartridges (Office Business Unit)	February 2012
Canon Zhongshan Business Machines Co., Ltd. Zhongshan, China	Laser printers (Office Business Unit)	March 2012

Canon Inc., Taiwan	Lenses, digital cameras (Imaging System Business Unit)	June 2012

*To be leased to Hita Canon Materials Inc. by the Company

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the first half of 2012. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the first half of 2012.

III.    Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of June 30, 2012

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of June 30, 2012
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (millions of yen)	-	174,762
Additional Paid-in Capital (millions of yen)	-	306,288

Major Shareholders

	As of June 30, 2012
	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued
Japan Trustee Services Bank, Ltd. (Trust Account)	73,988,200	5.55%
The Master Trust Bank of Japan, Ltd. (Trust Account)	73,509,500	5.51%
The Dai-ichi Life Insurance Company, Limited	49,888,380	3.74%
Moxley & Co. LLC	34,300,511	2.57%
SSBT OD05 OMNIBUS ACCOUNT – TREATY CLIENTS	29,320,200	2.20%
Deutsche Securities Inc.	25,679,604	1.93%
State Street Bank and Trust Company	23,842,568	1.79%
State Street Bank and Trust Company	21,324,803	1.60%
Sompo Japan Insurance Inc.	20,189,987	1.51%
State Street Bank and Trust Company 505225	18,193,107	1.36%

Total	370,236,860	27.76%

Notes:

1.	Apart from the above shares, The Dai-Ichi Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.

2.	Moxley & Co. LLC is a nominee of JPMorgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts.)

3.	Apart from the above shares, the Company owns 162,596,144 shares (12.19% of total issued shares) of treasury stock.

(1)	Shares (continued)

4.

Nomura Securities Co., Ltd. and its four affiliated companies listed below submitted a report on large share holdings to the Kanto Local Finance Bureau on July 6, 2012 in their joint names and reported that they owned 79,108,368 shares (5.93%) of the Company as of June 29, 2012 in total as detailed below. However, the Company has not confirmed the status of these holdings as of June 30, 2012.

	Number of shares held	Number of shares held /
		Number of shares issued
Nomura Securities Co., Ltd.	49,294,533	3.70%
Nomura International plc	3,066,486	0.23%
Nomura Capital Markets plc	530,175	0.04%
Nomura Securities International, Inc.	56,000	0.00%
Nomura Asset Management Co., Ltd.	26,161,174	1.96%

Total	79,108,368	5.93%

* Nomura Securities Co., Ltd. and its three affiliated companies submitted a change report on share holdings to the Kanto Local Finance Bureau on July 23, 2012 in their joint names and reported that they owned 32,974,637 shares (2.47%) of the Company as of July13, 2012.

(1)	Shares (continued)

Voting Rights

	As of June 30, 2012

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 162,596,100 (cross shareholding) 3,700	-

Shares with full voting rights (Others)	1,169,287,100	11,692,871

Fractional unit shares (Note)	1,876,564	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	11,692,871

Note:

In “Fractional unit shares” under “Number of shares,” 44 shares of treasury stock and 50 shares of cross shareholding are included.

Treasury Stock, etc.

	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued

Canon Inc.	162,596,100	12.19%

Horie Mfg. Co., Ltd.	3,700	0.00%

Total	162,599,800	12.19%

(2)	Directors and Executive Officers

There were no changes in members of directors between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2011 and the end of this quarter.

Changes in functions of directors are below:

Toshizo Tanaka	(Executive Vice President & CFO: Group Executive of Finance & Accounting HQ and Facility Management HQ)

Toshio Honma	(Senior Managing Director: Group Executive of Global Procurement HQ)

Hiroyuki Suematsu	(Director: Group Executive of Environment & Quality HQ)

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2011 and the end of this quarter.

Changes in functions of executive officers are below:

Rokus van Iperen	(Executive Officer: President of Canon Europa N.V. and Canon Europe Ltd.)

Eiji Osanai	(Executive Officer: Deputy Chief Executive of Production Engineering HQ)

IV.    Financial Statements (Unaudited)

(1)    Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	June 30, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents (Note 13)	674,047	773,227
Short-term investments (Note 2)	77,548	125,517
Trade receivables, net (Note 3)	501,303	533,208
Inventories (Note 4)	542,245	476,704
Prepaid expenses and other current assets (Notes 9 and 13)	256,138	244,649

Total current assets	2,051,281	2,153,305

Noncurrent receivables (Note 10)	16,131	16,772
Investments (Note 2)	52,845	51,790
Property, plant and equipment, net (Note 5)	1,225,165	1,190,836
Intangible assets, net	134,258	138,030
Other assets (Note 13)	381,756	379,994

Total assets	3,861,436	3,930,727

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	June 30, 2012	December 31, 2011

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt	4,780	8,343
Trade payables (Note 6)	375,617	380,532
Accrued income taxes	63,061	45,900
Accrued expenses (Note 10)	262,394	299,422
Other current liabilities (Note 9)	172,781	159,651

Total current liabilities	878,633	893,848

Long-term debt, excluding current installments	2,553	3,368
Accrued pension and severance cost	249,748	249,604
Other noncurrent liabilities	72,308	70,240

Total liabilities	1,203,242	1,217,060

Commitments and contingent liabilities (Note 10)

Equity:
Canon Inc. stockholders’ equity (Note 7):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	399,155	401,572
Legal reserve	59,982	59,004
Retained earnings	3,099,617	3,059,298
Accumulated other comprehensive income (loss)	(472,222)	(481,773)
Treasury stock, at cost	(761,677)	(661,731)
(Number of shares)	(162,596,144)	(132,231,296)

Total Canon Inc. stockholders’ equity	2,499,617	2,551,132
Noncontrolling interests (Note 7)	158,577	162,535

Total equity (Note 7)	2,658,194	2,713,667

Total liabilities and equity	3,861,436	3,930,727

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Six months ended June 30, 2012	Six months ended June 30, 2011

Net sales	1,728,445	1,675,765

Cost of sales	897,626	851,029

Gross profit	830,819	824,736

Operating expenses:
Selling, general and administrative expenses (Note 13)	506,191	517,649
Research and development expenses	149,353	146,174

	655,544	663,823

Operating profit	175,275	160,913

Other income (deductions):
Interest and dividend income	3,574	3,760
Interest expense	(375)	(672)
Other, net (Notes 9, 12 and 13)	(205)	(342)

	2,994	2,746

Income before income taxes	178,269	163,659

Income taxes	61,503	52,259

Consolidated net income	116,766	111,400

Less: Net income attributable to noncontrolling interests	3,514	2,077

Net income attributable to Canon Inc.	113,252	109,323

	Yen	Yen

Net income attributable to Canon Inc. stockholders per share (Note 8):
Basic	95.26	89.16
Diluted	95.25	89.16
Cash dividends per share	60.00	60.00

Consolidated Statements of Comprehensive Income

	Millions of yen
	Six months ended June 30, 2012	Six months ended June 30, 2011

Consolidated net income	116,766	111,400
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	8,366	20,517
Net unrealized gains and losses on securities	989	(1,136)
Net gains and losses on derivative instruments	897	(358)
Pension liability adjustments	588	1,461

	10,840	20,484

Comprehensive income (Note 7)	127,606	131,884
Less: Comprehensive income attributable to noncontrolling interests	3,536	3,205

Comprehensive income attributable to Canon Inc.	124,070	128,679

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2011

Net sales	899,205	836,574

Cost of sales	459,284	418,075

Gross profit	439,921	418,499

Operating expenses:
Selling, general and administrative expenses (Note 13)	270,003	264,009
Research and development expenses	77,322	76,079

	347,325	340,088

Operating profit	92,596	78,411

Other income (deductions):
Interest and dividend income	2,012	2,124
Interest expense	(266)	(234)
Other, net (Notes 9, 12 and 13)	(8,797)	1,326

	(7,051)	3,216

Income before income taxes	85,545	81,627

Income taxes	32,389	26,207

Consolidated net income	53,156	55,420

Less: Net income attributable to noncontrolling interests	1,442	1,559

Net income attributable to Canon Inc.	51,714	53,861

	Yen	Yen

Net income attributable to Canon Inc. stockholders per share (Note 8):
Basic	43.71	43.99
Diluted	43.71	43.99
Cash dividends per share	60.00	60.00

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2011

Consolidated net income	53,156	55,420
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(61,992)	(19,127)
Net unrealized gains and losses on securities	(3,008)	(1,428)
Net gains and losses on derivative instruments	5,272	1,082
Pension liability adjustments	251	1,319

	(59,477)	(18,154)

Comprehensive income (loss) (Note 7)	(6,321)	37,266
Less: Comprehensive income attributable to noncontrolling interests	620	1,912

Comprehensive income (loss) attributable to Canon Inc.	(6,941)	35,354

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Six months ended June 30, 2012	Six months ended June 30, 2011
Cash flows from operating activities:
Consolidated net income	116,766	111,400
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	120,906	127,587
Loss on disposal of fixed assets	7,380	4,914
Deferred income taxes	(1,428)	(1,627)
Decrease in trade receivables	32,233	91,225
Increase in inventories	(63,586)	(83,978)
Decrease in trade payables	(1,273)	(9,859)
Increase (decrease) in accrued income taxes	17,231	(14,803)
Decrease in accrued expenses	(36,987)	(32,986)
Increase (decrease) in accrued (prepaid) pension and severance cost	1,763	(300)
Other, net	8,962	(748)

Net cash provided by operating activities	201,967	190,825

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(162,481)	(104,307)
Proceeds from sale of fixed assets (Note 5)	1,287	616
Purchases of available-for-sale securities	(152)	(540)
Proceeds from sale and maturity of available-for-sale securities	189	1,469
Decrease in time deposits, net	49,998	17,729
Acquisitions of subsidiaries, net of cash acquired	(704)	17
Purchases of other investments	(259)	(127)
Other, net	345	11,835

Net cash used in investing activities	(111,777)	(73,308)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	389	593
Repayments of long-term debt	(1,181)	(2,345)
Increase (decrease) in short-term loans, net	(3,616)	6,582
Dividends paid	(72,092)	(79,850)
Repurchases of treasury stock, net	(99,970)	(49,843)
Other, net	(11,071)	(1,571)

Net cash used in financing activities	(187,541)	(126,434)

Effect of exchange rate changes on cash and cash equivalents	(1,829)	16,957

Net change in cash and cash equivalents	(99,180)	8,040

Cash and cash equivalents at beginning of period	773,227	840,579

Cash and cash equivalents at end of period	674,047	848,619

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	428	724
Income taxes	52,904	75,996

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)    Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method basis as of June 30, 2012 and December 31, 2011 are summarized as follows:

	June 30, 2012	December 31, 2011
Consolidated subsidiaries	278	277
Affiliated companies	10	11

Total	288	288

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

(c)	Recently Issued Accounting Guidance

In June 2011, the FASB issued an amendment which requires presentation of net income and other comprehensive income in one continuous statement or in two separate but consecutive statements, which is applied retrospectively for all periods presented. Canon adopted this amended guidance from the quarter beginning January 1, 2012. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)    Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in short-term investments and investments by major security type at June 30, 2012 and December 31, 2011 were as follows:

	Millions of yen
	June 30, 2012
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	30	-	-	30

Noncurrent:
Government bonds	147	-	-	147
Corporate bonds	507	65	31	541
Fund trusts	1,814	3	21	1,796
Equity securities	14,961	4,393	1,287	18,067

	17,429	4,461	1,339	20,551

	Millions of yen
	December 31, 2011
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	20	-	-	20

Noncurrent:
Government bonds	172	-	22	150
Corporate bonds	569	73	84	558
Fund trusts	1,867	2	43	1,826
Equity securities	15,911	3,200	1,387	17,724

	18,519	3,275	1,536	20,258

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)    Investments (continued)

Maturities of available-for-sale debt securities and fund trusts included in short-term investments and investments in the accompanying consolidated balance sheets were as follows at June 30, 2012:

	Millions of yen
	Cost	Fair value
Due within one year	30	30
Due after one year through five years	952	938
Due after five years through ten years	1,516	1,546

	2,498	2,514

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized losses, including write-downs for impairments that were other than temporary, were not significant for the six and three months ended June 30, 2012 and 2011. The gross realized gains were not significant for the six and three months ended June 30, 2012 and 2011.

At June 30, 2012, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥77,518 million and ¥125,497 million at June 30, 2012 and December 31, 2011, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥14,445 million and ¥14,583 million at June 30, 2012 and December 31, 2011, respectively. These investments were not evaluated for impairment at June 30, 2012 and December 31, 2011, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

Reclassifications from accumulated other comprehensive income (loss) for gains and losses realized in net income was not significant for the six and three months ended June 30, 2012 and 2011.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)    Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	June 30, 2012	December 31, 2011

Notes	13,999	16,739
Accounts	498,925	528,032
Less allowance for doubtful receivables	(11,621)	(11,563)

	501,303	533,208

(4)    Inventories

Inventories are summarized as follows:

	Millions of yen
	June 30, 2012	December 31, 2011

Finished goods	344,697	291,023
Work in process	177,966	166,076
Raw materials	19,582	19,605

	542,245	476,704

(5)    Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	June 30, 2012	December 31, 2011

Land	268,376	268,493
Buildings	1,391,384	1,367,187
Machinery and equipment	1,517,603	1,499,331
Construction in progress	111,848	94,507

	3,289,211	3,229,518
Less accumulated depreciation	(2,064,046)	(2,038,682)

	1,225,165	1,190,836

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

(6)    Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	June 30, 2012	December 31, 2011

Notes	16,301	16,519
Accounts	359,316	364,013

	375,617	380,532

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(7)    Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. stockholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the six months ended June 30, 2012 and 2011 are as follows:

	Millions of yen
	Canon Inc. stockholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2011	2,551,132	162,535	2,713,667

Dividends paid to Canon Inc. stockholders	(72,092)	-	(72,092)
Dividends paid to noncontrolling interests	-	(1,327)	(1,327)
Equity transactions with noncontrolling interests and other	(3,523)	(6,167)	(9,690)

Comprehensive income:
Net income	113,252	3,514	116,766
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	8,429	(63)	8,366
Net unrealized gains and losses on securities	1,008	(19)	989
Net gains and losses on derivative instruments	897	0	897
Pension liability adjustments	484	104	588
Total comprehensive income	124,070	3,536	127,606
Repurchase of treasury stock, net	(99,970)	-	(99,970)

Balance at June 30, 2012	2,499,617	158,577	2,658,194

Balance at December 31, 2010	2,645,782	163,855	2,809,637

Dividends paid to Canon Inc. stockholders	(79,850)	-	(79,850)
Dividends paid to noncontrolling interests	-	(1,374)	(1,374)
Equity transactions with noncontrolling interests and other	347	(71)	276

Comprehensive income:
Net income	109,323	2,077	111,400
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	20,267	250	20,517
Net unrealized gains and losses on securities	(1,247)	111	(1,136)
Net gains and losses on derivative instruments	(454)	96	(358)
Pension liability adjustments	790	671	1,461
Total comprehensive income	128,679	3,205	131,884
Repurchase of treasury stock, net	(49,843)	-	(49,843)

Balance at June 30, 2011	2,645,115	165,615	2,810,730

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)    Net Income Attributable to Canon Inc. Stockholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations for the six months ended June 30, 2012 and 2011 is as follows:

	Millions of yen
	Six months ended June 30, 2012	Six months ended June 30, 2011
Net income attributable to Canon Inc.	113,252	109,323

	Number of shares
	Six months ended June 30, 2012	Six months ended June 30, 2011
Average common shares outstanding	1,188,899,356	1,226,095,765
Effect of dilutive securities:
Stock options	41,148	79,976

Diluted common shares outstanding	1,188,940,504	1,226,175,741

	Yen
	Six months ended June 30, 2012	Six months ended June 30, 2011
Net income attributable to Canon Inc. stockholders per share:
Basic	95.26	89.16
Diluted	95.25	89.16

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations for the three months ended June 30, 2012 and 2011 is as follows:

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2011
Net income attributable to Canon Inc.	51,714	53,861

	Number of shares
	Three months ended June 30, 2012	Three months ended June 30, 2011
Average common shares outstanding	1,183,055,213	1,224,317,625
Effect of dilutive securities:
Stock options	29,490	44,122

Diluted common shares outstanding	1,183,084,703	1,224,361,747

	Yen
	Three months ended June 30, 2012	Three months ended June 30, 2011
Net income attributable to Canon Inc. stockholders per share:
Basic	43.71	43.99
Diluted	43.71	43.99

The computation of diluted net income attributable to Canon Inc. stockholders per share for the six and three months ended June 30, 2012 and 2011 excludes certain outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)    Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of June 30, 2012 are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)    Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at June 30, 2012 and December 31, 2011 are set forth below:

	Millions of yen
	June 30, 2012	December 31, 2011
To sell foreign currencies	369,593	391,455
To buy foreign currencies	72,283	75,016

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at June 30, 2012 and December 31, 2011.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2012	December 31, 2011
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	1,047	1,325

Liabilities:
Foreign exchange contracts	Other current liabilities	1,105	1,270

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2012	December 31, 2011
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	5,351	3,393

Liabilities:
Foreign exchange contracts	Other current liabilities	398	1,340

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the six and three months ended June 30, 2012 and 2011.

Derivatives in cash flow hedging relationships

	Millions of yen
Six months ended June 30, 2012	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	1,538	Other, net	(3,935)	Other, net	(145)

	Millions of yen
Six months ended June 30, 2011	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(833)	Other, net	(702)	Other, net	(201)

	Millions of yen
Three months ended June 30, 2012	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	8,799	Other, net	(4,858)	Other, net	(60)

	Millions of yen
Three months ended June 30, 2011	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	1,774	Other, net	(878)	Other, net	(95)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Six months ended June 30, 2012	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	4,883

	Millions of yen
Six months ended June 30, 2011	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(10,504)

	Millions of yen
Three months ended June 30, 2012	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	20,202

	Millions of yen
Three months ended June 30, 2011	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	4,373

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Commitments and Contingent Liabilities

Commitments

As of June 30, 2012, commitments outstanding for the purchase of property, plant and equipment approximated ¥46,210 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥71,689 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,276 million and ¥14,171 million at June 30, 2012 and December 31, 2011, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥21,530 million (within one year) and ¥49,702 million (after one year), at June 30, 2012.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥13,704 million at June 30, 2012. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at June 30, 2012 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the six months ended June 30, 2012 and 2011 is summarized as follows:

Six months ended June 30, 2012
Millions of yen
Balance at December 31, 2011	11,691
Addition	8,576
Utilization	(7,291)
Other	(1,566)

Balance at June 30, 2012	11,410

Six months ended June 30, 2011
Millions of yen
Balance at December 31, 2010	13,343
Addition	7,921
Utilization	(7,839)
Other	(559)

Balance at June 30, 2011	12,866

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at June 30, 2012 and December 31, 2011 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	Millions of yen
	June 30, 2012		December 31, 2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(5,638)	(5,624)	(7,070)	(7,053)
Foreign exchange contracts:
Assets	6,398	6,398	4,718	4,718
Liabilities	(1,503)	(1,503)	(2,610)	(2,610)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 12.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At June 30, 2012 and December 31, 2011, one customer accounted for approximately 17% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1	-	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2	-

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	-

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at June 30, 2012 and December 31, 2011.

	Millions of yen
	June 30, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	169,508	-	169,508
Available-for-sale (current):
Corporate bonds	30	-	-	30
Available-for-sale (noncurrent):
Government bonds	147	-	-	147
Corporate bonds	-	106	435	541
Fund trusts	152	1,644	-	1,796
Equity securities	18,067	-	-	18,067
Derivatives	-	6,398	-	6,398

Total assets	18,396	177,656	435	196,487

Liabilities:
Derivatives	-	1,503	-	1,503

Total liabilities	-	1,503	-	1,503

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	204,307	-	204,307
Available-for-sale (current):
Corporate bonds	20	-	-	20
Available-for-sale (noncurrent):
Government bonds	150	-	-	150
Corporate bonds	-	104	454	558
Fund trusts	151	1,675	-	1,826
Equity securities	17,724	-	-	17,724
Derivatives	-	4,718	-	4,718

Total assets	18,045	210,804	454	229,303

Liabilities:
Derivatives	-	2,610	-	2,610

Total liabilities	-	2,610	-	2,610

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active. Level 3 investments are mainly comprised of corporate bonds, which are valued based on cost approach, using unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the six months ended June 30, 2012 and 2011.

Six months ended June 30, 2012

Millions of yen
Balance at December 31, 2011	454
Total gains or losses (realized or unrealized):
Included in earnings	2
Included in other comprehensive income (loss)	1
Purchases, issuances and settlements	(22)

Balance at June 30, 2012	435

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Fair Value Measurements (continued)

Six months ended June 30, 2011

Millions of yen
Balance at December 31, 2010	1,950
Total gains or losses (realized or unrealized):
Included in earnings	(2)
Included in other comprehensive income (loss)	(9)
Purchases, issuances and settlements	(1,489)

Balance at June 30, 2011	450

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the three months ended June 30, 2012 and 2011.

Three months ended June 30, 2012

Millions of yen
Balance at March 31, 2012	445
Total gains or losses (realized or unrealized):
Included in earnings	4
Included in other comprehensive income (loss)	(11)
Purchases, issuances and settlements	(3)

Balance at June 30, 2012	435

Three months ended June 30, 2011

Millions of yen
Balance at March 31, 2011	219
Total gains or losses (realized or unrealized):
Included in earnings	-
Included in other comprehensive income (loss)	(13)
Purchases, issuances and settlements	244

Balance at June 30, 2011	450

Gains and losses included in earnings are mainly related to corporate bonds still held at June 30, 2012 and 2011, and are reported in “Other, net” in the consolidated statements of income.

Assets and liabilities measured at fair value on a nonrecurring basis

During the six and three months ended June 30, 2012 and 2011, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net losses of ¥3,333 million and gains of ¥837 million for the six months ended June 30, 2012 and 2011, respectively, and were ¥12,640 million and ¥2,056 million losses, for the three months ended June 30, 2012, and 2011, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥40,994 million and ¥32,317 million for the six months ended June 30, 2012 and 2011, respectively, and were ¥26,562 million and ¥16,501 million for the three months ended June 30, 2012 and 2011, respectively.

Shipping and handling costs totaled ¥19,131 million and ¥22,858 million for the six months ended June 30, 2012 and 2011, respectively, and ¥9,778 million and ¥11,566 million for the three months ended June 30, 2012 and 2011, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥169,508 million and ¥204,307 million at June 30, 2012 and December 31, 2011, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the marketing of Canon’s and complementary third-party products primarily in foreign countries. These receivables typically have terms ranging from 1 year to 8 years. Finance receivables are ¥185,005 million and ¥197,933 million at June 30, 2012 and 2011, respectively. Finance receivables which are individually evaluated for impairment at June 30, 2012 and 2011 are not significant.

The activity in the allowance for credit losses is as follows:

Six months ended June 30, 2012

Millions of yen
Balance at December 31, 2011	7,039

Charge-offs	(759)

Provision	669

Other	(669)

Balance at June 30, 2012	6,280

Six months ended June 30, 2011

Millions of yen
Balance at December 31, 2010	7,983

Charge-offs	(1,219)

Provision	1,053

Other	297

Balance at June 30, 2011	8,114

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due at June 30, 2012 and December 31, 2011 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit: Office multifunction devices (MFDs) / Office copying machines /

 Personal-use copying machines / Laser MFDs / Laser printers /

 Digital production printing systems / High speed continuous feed printers /

 Wide-format printers / Document solution

Imaging System Business Unit*: Interchangeable-lens digital cameras / Compact digital cameras /

 Digital camcorders / Digital cinema cameras / Interchangeable lenses /

 Inkjet printers / Large-format inkjet printers / Commercial photo printers /

 Image scanners / Broadcast equipment / Calculators

Industry and Others Business Unit: Semiconductor lithography equipment /

 Flat-panel-display lithography equipment / Digital radiography systems /

 Ophthalmic equipment / Vacuum thin-film deposition equipment/

 Organic LED panel manufacturing equipment/ Micromotors /

 Computers /Handy terminals / Document scanners

*The “Consumer Business Unit” has been renamed the “Imaging System Business Unit” to be more consistent with its strategy to expand the business. This change in segment description has no impact on any financial information of this segment.

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Segment Information (continued)

Information about operating results for each segment for the six months ended June 30, 2012 and 2011 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2012:

Net sales:
External customers	889,608	672,314	166,523	–	1,728,445
Intersegment	2,293	896	41,607	(44,796)	–

Total	891,901	673,210	208,130	(44,796)	1,728,445
Operating cost and expenses	780,743	570,463	197,805	4,159	1,553,170

Operating profit	111,158	102,747	10,325	(48,955)	175,275

2011:

Net sales:
External customers	943,352	591,361	141,052	–	1,675,765
Intersegment	3,309	476	41,997	(45,782)	–

Total	946,661	591,837	183,049	(45,782)	1,675,765
Operating cost and expenses	823,767	506,613	171,612	12,860	1,514,852

Operating profit	122,894	85,224	11,437	(58,642)	160,913

Information about operating results for each segment for the three months ended June 30, 2012 and 2011 is as follows:
	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2012:

Net sales:
External customers	452,682	369,297	77,226	–	899,205
Intersegment	1,180	437	21,122	(22,739)	–

Total	453,862	369,734	98,348	(22,739)	899,205
Operating cost and expenses	395,550	313,721	92,016	5,322	806,609

Operating profit	58,312	56,013	6,332	(28,061)	92,596

2011:

Net sales:
External customers	464,301	301,993	70,280	–	836,574
Intersegment	1,498	223	20,976	(22,697)	–

Total	465,799	302,216	91,256	(22,697)	836,574
Operating cost and expenses	405,957	256,901	86,422	8,883	758,163

Operating profit	59,842	45,315	4,834	(31,580)	78,411

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Segment Information (continued)

Information by major geographic area for the six months ended June 30, 2012 and 2011 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2012:

Net sales:
	355,724	453,528	503,389	415,804	1,728,445
2011:

Net sales:
	323,604	447,053	548,594	356,514	1,675,765

Information by major geographic area for the three months ended June 30, 2012 and 2011 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2012:

Net sales:
	178,849	243,180	258,936	218,240	899,205
2011:

Net sales:
	165,556	230,519	268,641	171,858	836,574

Net sales are attributed to areas based on the location where the product is shipped to the customers.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Segment Information (continued)

The following information is based on the location of the Company and its subsidiaries. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information in order to provide financial statements users with useful information.

Information by the location of the Company and its subsidiaries for the six months ended June 30, 2012 and 2011.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2012:

Net sales:
External customers	413,794	448,099	502,481	364,071	–	1,728,445
Intersegment	935,009	12,089	3,053	406,227	(1,356,378)	–

Total	1,348,803	460,188	505,534	770,298	(1,356,378)	1,728,445
Operating cost and expenses	1,175,625	451,630	488,851	738,234	(1,301,170)	1,553,170

Operating profit	173,178	8,558	16,683	32,064	(55,208)	175,275

2011:

Net sales:
External customers	358,894	444,415	545,489	326,967	–	1,675,765
Intersegment	878,099	7,061	2,011	335,430	(1,222,601)	–

Total	1,236,993	451,476	547,500	662,397	(1,222,601)	1,675,765
Operating cost and expenses	1,054,653	447,066	528,857	638,212	(1,153,936)	1,514,852

Operating profit	182,340	4,410	18,643	24,185	(68,665)	160,913

Information by the location of the Company and its subsidiaries for the three months ended June 30, 2012 and 2011.
	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2012:

Net sales:
External customers	204,579	241,097	258,445	195,084	–	899,205
Intersegment	474,836	6,871	1,527	209,021	(692,255)	–

Total	679,415	247,968	259,972	404,105	(692,255)	899,205
Operating cost and expenses	578,793	243,642	254,182	392,890	(662,898)	806,609

Operating profit	100,622	4,326	5,790	11,215	(29,357)	92,596

2011:

Net sales:
External customers	181,418	228,738	267,776	158,642	–	836,574
Intersegment	435,167	3,948	1,129	149,572	(589,816)	–

Total	616,585	232,686	268,905	308,214	(589,816)	836,574
Operating cost and expenses	520,779	229,321	261,581	298,305	(551,823)	758,163

Operating profit	95,806	3,365	7,324	9,909	(37,993)	78,411

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Subsequent Event

On July 30, 2012, the Board of Directors of the Company approved a plan to repurchase its own shares under Article 156, as applied pursuant to paragraph 3, Article 165, of the Corporation Law of Japan, as follows.

1. Reason for repurchase:	The Company decided to acquire its own shares with the aim of improving capital efficiency and ensuring a flexible capital strategy that provides for such future transactions as share exchanges.

2. Method of repurchase:	Market trade

3. Total number of shares to be repurchased:	Up to 21.0 million shares of the Company’s common stock

4. Total cost of repurchase:	Up to ¥50.0 billion

5. Period of repurchase:	From July 31, 2012 to September 10, 2012.

(2)	Other Information

The Board of Directors approved an interim cash dividend at the meeting held on July 25, 2012 as below:

1. Total amount of interim cash dividends:

70,270 million yen

2. Amount of an interim cash dividend per share:

60 yen

3. Payment date:

August 27, 2012

Note:

The interim dividend is paid to registered shareholders as of June 30, 2012.